                       NOTICE OF TERMINATION OF GUARANTEE
          AS PUBLISHED IN THE WALL STREET JOURNAL ON NOVEMBER 24, 2006

American Home Assurance Company, a corporation organized under the laws of the State of New York (the "Guarantor"), hereby provides notice of termination of that certain General Guarantee Agreement, dated January 4, 1999 (the "Guarantee"), by the Guarantor, in favor of each party insured under policies issued by AIG SunAmerica Life Assurance Company (formerly known as Anchor National Life Insurance Company), a corporation organized under the laws of the State of Arizona (the "Company"), effective December 29, 2006 at 4:00 p.m. Eastern Time (the "Termination").

The Guarantee shall remain in full force and effect with respect to the Obligations (as such term is defined in the Guarantee) of the Company outstanding or contracted or committed for (whether or not outstanding) prior to the Termination, until such Obligations of the Company shall be finally and irrevocably paid in full.